FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                          For the month of January 2005
                      -------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                      -------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                EXPLANATORY NOTE:

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS, DATED APRIL 19, 2000, OF G. WILLI-FOOD INTERNATIONAL LTD. ("REGISTRANT") INCLUDED IN REGISTRANT'S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-11848), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERCEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

     On January 11, 2004, G. Willi-Food International Ltd. (the "Registrant") will distribute to its shareholders its proxy statement for a special general meeting of shareholders to be held on February 2, 2005.






EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K: A copy of the Registrant's proxy statement for the special general meeting of shareholders to be held on February 2, 2005.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  January 5, 2005

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer

                        G. WILLI-FOOD INTERNATIONAL LTD.
    3 NAHAL SNIR STREET, YAVNE 81224 ISRAEL, TEL: 08-9322233; FAX: 08-9322299
                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON FEBRUARY 2, 2005

NOTICE IS HEREBY GIVEN that on Wednesday February 2, 2005, at 2:00 p.m. Israeli time, the Special General Meeting of Shareholders (the "Meeting") of G. Willi-Food International Ltd. (the "Company") will be held at the offices of the Company, 3 Nahal Snir Street, Yavne 81224 Israel.

THE MATTER ON THE AGENDA OF THE MEETING AND THE SUMMARY OF THE PROPOSED RESOLUTION ARE AS FOLLOWS:

1. To increase the number of authorized Ordinary Shares, NIS 0.1 par value per share, of the Company from 10,000,000 shares to 50,000,000 shares;

2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting.

     In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company's transfer agent no later than 48 hours prior to the Meeting.

     The presence of two or more shareholders in person or by proxy representing not less then 40% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically for one week at the same time and place, or any time and place as the directors may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 40% of the outstanding Ordinary Shares entitled to vote is not present, then the presence of only two shareholders (irrespective of the number of Ordinary Shares they own) will be sufficient to constitute a quorum for all matters to be considered at the Meeting.

     The Board of Directors has fixed the close of business on January 7, 2005 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on January 7, 2005 (the "Record Date") are entitled to notice of, to attend and to vote at the Meeting. At the close of business on the Record Date, 8,615,000 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     The adoption of resolution 1 as described hereinabove is subject to a special majority of at least 75% of all votes properly cast at the meeting, whether in person or by proxy, without taking into account abstentions.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

     You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

     Copies of the proposed resolution shall be available for public inspection each day from January 24, 2005 until January 31, 2005, between the hours 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Yavne 81224 Israel.

By order of the Board of Directors



/s/ Joseph Williger                                       Dated: January 5, 2005
-------------------                                            Yavne, Israel
Joseph Williger

CHIEF EXECUTIVE OFFICER

                        G. WILLI-FOOD INTERNATIONAL LTD.
                               3 NAHAL SNIR STREET
                               YAVNE 81224 ISRAEL

                                 PROXY STATEMENT
                             _______________________

     This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the "Company") of proxies to be voted at the Special General Meeting of Shareholders (the "Meeting") of the Company to be held on February 2, 2005 at 2:00 p.m. (local time) at the offices of the Company, 3 Nahal Snir Street, Yavne 81224, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about January 11, 2005.

                               GENERAL INFORMATION

     All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the "Ordinary Shares"), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company's transfer agent by 2:00 p.m. (New York City time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation's Board of Directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company's offices at least one hour prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, the proxy will be voted in favor of each of the matters described herein.

     The presence of two or more shareholders in person or by proxy representing not less then 40% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically for one week at the same time and place, or any time and place as the directors may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 40% of the outstanding Ordinary Shares entitled to vote is not present, then the presence of only two shareholders (irrespective of the number of Ordinary Shares they own) will be sufficient to constitute a quorum for all matters to be considered at the Meeting.

     The adoption of resolution 1 as described hereinabove is subject to a special majority of at least 75% of all votes properly cast at the meeting, whether in person or by proxy, without taking into account abstentions.

     Only shareholders of record at the close of business on January 7, 2005 (the "Record Date") are entitled to notice of, to attend and to vote at the Meeting. At the close of business on the Record Date, 8,615,000 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     Copies of the proposed resolution will be available at the Meeting as well as each day from January 24, 2005 until January 31, 2005, between the hours 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Yavne 81224 Israel.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     On January 5, 2005, there were 8,615,000 Ordinary Shares of the Company issued and outstanding.

     The following table sets forth the security ownership of (i) each shareholder known to the Company to own more than 10% of the Ordinary Shares and
(ii) all directors and officers as a group, as of January 5, 2005:

                                                                         NUMBER OF
                                                                      ORDINARY SHARES             PERCENTAGE OF
NAME AND ADDRESS                                                     BENEFICIALLY OWNED          ORDINARY SHARES

Willi-Food Investments Ltd. (1)                                      6,587,562 (3)                     76.47%

Joseph Williger (1)                                                  6,587,562 (2)(3)                  76.47%

Zvi Williger (1)                                                     6,595,562 (2)(3)                  76.56%

All directors and officers as a group (2 persons)                    6,595,562 (2)(3)                  76.56%

BMI Capital Corporation (4)                                            939,104 (4)                     10.90%

(1) Willi-Food Investments Ltd.'s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food Investments Ltd. are situated at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The business address of each of Messrs. Joseph and Zvi Williger is c/o the Company, 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.

(2) Includes 6,587,562 Ordinary Shares owned by Willi-Food Investments Ltd. Messrs. Zvi and Joseph Williger serve as directors and executive officers of Willi-Food Investments Ltd. and of the Company. Under Israeli law, Mr. Zvi Williger is deemed to be the controlling shareholder of Willi-Food Investments Ltd. and has the ability to control the Company's management and policies, including matters requiring shareholders approval such as election of directors. Under Israeli law, Mr. Joseph Williger, who owns approximately 20% of the Ordinary Shares of Willi-Food Investments Ltd., is not deemed to be a group with Mr. Zvi Williger or a controlling shareholder of the Company.

(3) In connection with Willi-Food Investments Ltd.'s second public offering on the Tel Aviv Stock Exchange in October 1997, 1,700,000 (before the 100% stock dividend) of the Ordinary Shares of the Company held by Willi-Food Investments Ltd. have been pledged in favor of The Trust Company of the Invested Bank (Israel) as collateral to secure Willi-Food Investments Ltd.'s obligations and indebtedness to holders of its approximately 5.2 million debentures, which are publicly traded on the Tel Aviv Stock Exchange. These debentures had an aggregate principal amount of NIS 6.2 million (approximately USD 1.4 million) at December 22, 2004.

(4) BMI Capital Corporation, 570 Lexington Avenue, New York, New York, informed the Company on November 15, 2004, that it held 469,552 Ordinary Shares of the Company. As a result of the Company's 100% dividend paid in Ordinary Shares on December 22, 2004, the number of Ordinary Shares held by BMI Capital Corporation as of November 15, 2004 increased to 939,104.

     The Company believes that 1,080,334 Ordinary Shares (approximately 12.54% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Company's outstanding Ordinary Shares.

       PROPOSAL NO. 1 TO INCREASE THE NUMBER OF AUTHORIZED ORDINARY SHARES

     The Board of Directors has proposed to increase the number of authorized Ordinary Shares, NIS 0.1 par value per share, of the Company from 10,000,000 shares to 50,000,000 shares. The proposed increase is subject to approval by the shareholders of the Company by a special majority of at least 75% of all votes properly cast at the meeting, whether in person or by proxy, without taking into account abstentions.

     The authorized Ordinary Shares of the Company consist of 10,000,000 shares. In December 2004, the Company paid a 100% stock dividend on its then outstanding Ordinary Shares and, as a result. doubled the number of Ordinary Shares outstanding to 8,615,000. Only 1,385,000 Ordinary Shares are available for issuance as of the Record Date. The Board of Directors of the Company believes that these available shares are insufficient for future business purposes.

     The additional authorized Ordinary Shares will be used for future business purposes, including, without limitation, issuance in connection with possible future financings and acquisitions, equity compensation plans and stock splits or dividends.

     If the shareholders approve the proposed increase in the number of authorized Ordinary Shares, approximately 41,385,000 Ordinary Shares will be available for issuance. These shares will have the same rights and privileges as each Ordinary Share that is currently issued or outstanding. Holders of Ordinary Shares do not have any pre-emptive rights. The shares may be issued by the Board of Directors at such time or times and for such purposes and for such consideration as the Board of Directors of the Company may determine to be appropriate without further approval of shareholders of the Company, subject to applicable law, rules or regulations and, in some cases, the rules of the Nasdaq SmallCap Market.

       THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS
                            VOTE FOR PROPOSAL NO. 1.

                          INFORMATION ABOUT THE COMPANY

     Copies of the proposed resolution shall be available for public inspection at the meeting as well as each day from January 24, 2005 until January 31, 2005, between the hours 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Yavne 81224 Israel.

     A copy of the proposed resolution is available upon request by writing to Mr. Gil Hochboim, G. Willi-Food International Ltd., 3 Nahal Snir Street, Yavne 81224 Israel.

                                  OTHER MATTERS

     The Board of Directors knows of no other matters to come before the Meeting other than the matter referred to in the Notice of Meeting of Shareholders. However, if any other matters, which are not now known to the Board, should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: January 5, 2005                 By Order of the Board of Directors



                                       JOSEPH WILLIGER, CHIEF EXECUTIVE OFFICER